Prudential Investments LLC
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102
November 1, 2014
The Board of Trustees
Prudential Investment Portfolios 9
Gateway Center Three, 4th floor
100 Mulberry Street
Newark, New Jersey 07102
Re:	Prudential Absolute Return Bond Fund
To the Board of Trustees:
Prudential Investments LLC has contractually agreed, through February 29, 2016 to limit net annual Fund operating expenses (exclusive of distribution and service (12b-1) fees, acquired fund fees and expenses, extraordinary and certain other expenses, including taxes and deferred tax expenses, interest and brokerage commissions) of each class of shares to 0.90% of the Fund's average daily net assets.
Very truly yours,
PRUDENTIAL INVESTMENTS LLC
By:	/s/ Scott E. Benjamin
Name:	Scott E. Benjamin
Title:	Executive Vice President